                                   SWMX, INC.
                                 1 BRIDGE STREET
                               IRVINGTON, NY 10533

August 2, 2006

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-7010
Attention: Ryan Rohn, Staff Accountant

Re:      SWMX, Inc.
         Form 8-K, Item 4.01
         Filed July 27, 2006
         FILE NUMBER: 333-130586

Ladies and Gentlemen:

We  acknowledge  receipt of the letter of comment  dated August 1, 2006 from the
Securities and Exchange  Commission  (the  "Commission  Letter").  The following reflect our responses to the  Commission  Letter.  The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

1.   WE NOTE THAT YOUR FORMER  ACCOUNTANTS ISSUED AN AUDIT REPORT FOR THE PERIOD
     ENDED OCTOBER 31, 2005.  ITEM  304(A)(1)(II)  OF REGULATION  S-B REQUIRES A
     STATEMENT WHETHER THE ACCOUNTANT'S  REPORT ON THE FINANCIAL  STATEMENTS FOR
     EITHER OF THE PAST TWO YEARS  CONTAINED AN ADVERSE  OPINION OR A DISCLAIMER
     OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO  UNCERTAINTY,  AUDIT SCOPE OR
     ACCOUNTING PRINCIPLES; AND A DESCRIPTION OF THE NATURE OF EACH SUCH ADVERSE
     OPINION,  DISCLAIMER  OF OPINION,  MODIFICATION  OR  QUALIFICATION.  PLEASE
     REVISE YOUR FILING ACCORDINGLY.

     We have revised Item 4.01 of our Current  Report on Form 8-K to include the following  additional  disclosure  at the  end of the  second  paragraph  to our disclosure under Item 4.01:

                  Morgan & Company's audit report for the period ended
         October 31, 2005, our only principal  accountant's report for our  financial  statements  for either of the past two years, did not contain an adverse  opinion or disclaimer of opinion,
         nor  was  modified  as  to   uncertainty,   audit  scope,  or
         accounting principles.

2.   TO THE  EXTENT  THAT YOU MAKE  CHANGES  TO THE FORM 8-K TO COMPLY  WITH OUR
     COMMENT,  PLEASE  OBTAIN  AND FILE AN UPDATED  EXHIBIT  16 LETTER  FROM THE
     FORMER ACCOUNTS  STATING WHETHER THE ACCOUNTANT  AGREES WITH THE STATEMENTS
     MADE IN YOUR REVISED FORM 8-K.

         An  updated   letter  from  Morgan  &  Company,   our  former
         accountants,  stating  whether they agree with the statements in our  amended  Current  Report on Form 8-K is  included  as
         Exhibit 16.1 to our amended Current Report on Form 8-K.

     SWMX,  Inc. (the  "Company")  acknowledges  that it is responsible  for the adequacy and accuracy of the  disclosure in the filing,  that staff  comments or changes to  disclosures  in response  to staff  comments  do not  foreclose  the
Commission  from  taking any action  with  respect to the filing and the Company will not assert staff comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James Caci
James Caci
Chief Financial Officer